SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 8, 2007

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated May 8, 2007 regarding “Ericsson launches mandatory offer and initiates compulsory acquisition of the remaining shares in Tandberg Television”.

Press release 8 May, 2007

Ericsson launches mandatory offer and initiates compulsory acquisition of the remaining shares in Tandberg Television

Post completion of the voluntary offer for Tandberg Television (OSE:TAT), Ericsson (NASDAQ:ERIC) holds 74,929,553 shares in Tandberg Television, which corresponds to about 93 percent of the outstanding shares. On the basis of Ericsson holding more than 90 percent of the outstanding shares in Tandberg Television, Ericsson will launch a mandatory offer and initiate a compulsory acquisition of the remaining shares.

The mandatory offer document is expected to be released May 9 and in such a case, the offer period will be from May 10 to June 7, 2007, inclusive. The combined mandatory offer document and notice of compulsory acquisition will be sent to all shareholders of Tandberg Television on May 9, and will be available on www.sebenskilda.no from May 9. The compulsory acquisition is expected to take effect from May 10, 2007, the first day of the offer period of the mandatory offer, after which Ericsson will assume title to all Tandberg Television shares.

Accordingly, the last day of trading for the Tandberg Television share on Oslo Børs is expected to be May 9, 2007. The formal delisting is expected to take place as soon as settlement under the mandatory offer is effected.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at: http://www.ericsson.com

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Media Relations

Phone: +46 8 719 6992

E-mail: press.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 8 719 4631

E-mail: investor.relations.se@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: May 8, 2007